FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter and year ended March 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 21, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Fourth quarter, year ended March 2020 (US GAAP) Nomura Holdings, Inc. May 2020 © Nomura

Outline Presentation Financial Supplement Executive summary (p. 3-6) Consolidated balance sheet (p. 20) Overview of results (p. 7) Value at risk (p. 21) Business segment results (p. 8) Consolidated financial highlights (p. 22) Retail (p. 9-10) Consolidated income (p. 23) Asset Management (p. 11-12) Main revenue items (p. 24) Wholesale (p. 13-15) Consolidated results: Income (loss) before income taxes by segment and region (p. 25) Non-interest expenses (p. 16) Segment Other (p. 26) Robust financial position (p. 17) Retail related data (p. 27-30) Funding and liquidity (p. 18) Asset Management related data (p. 31-32) Wholesale related data (p. 33) Number of employees (p. 34)

NOMURA

Response to spread of coronavirus

Employees

- Activated Business Continuity Plans ensuring safety of employees and their families
  - Over 70% of employees working from home
  - Provided employees with technology to work from home (laptops, monitors, IP phones, software)
  - Moved quickly to limit international business travel, ensuring continuation of market functions
  - Started social distancing in international offices ahead of lockdowns
  - Closed Retail branch offices in seven prefectures on April 8 and nationwide on April 20, communicating with clients via telephone, email, and online
- Virtual induction ceremony and training for new graduates held in April
- International intern program "2020 Summer Analyst program" to be modified and held in each region
- Wellness initiatives offered to employees including phone/video consultations with specialists, mental health and well-being counseling
- Distributed masks to all employees in Japan and AEJ

Clients

- Focused on providing liquidity to financial and capital markets amid market turmoil in March
- Supported fundraising needs of issuers
  - Bookrunner on total US$83bn of bond issuance globally in March and April
- Continued to facilitate access to capital markets via broad range of solutions including Private Equity, DCM solutions, Financial Restructuring Advice, etc.
- Set up Capital Advisory Group in EMEA to offer solutions to clients by conducting stress tests and identifying funding shortfalls
- Provided research and market outlooks
  - Retail enhanced delivery of information to clients via email (increased distribution of market commentary videos and reports, and product and service videos)
  - One-on-one videoconferences between economists/strategists and regional financial institutions
  - Held virtual client events for corporates

Communities

- Donated a total of Y55m+ to charities globally
  - Donated RMB1.5m to Chinese Embassy in Japan in February
  - Donations from international offices, including executives and employees (Y32m)
  - In UK, donated funds to support National Health Service (NHS) Charities Together
  - In US, donated funds equivalent of 230,000+ meals so far to Virtual Food Drives benefitting the Food Bank for New York, etc.
- Develop Nomura Group Employee Donation Matching Program[2]
- Donation of masks and hand sanitizer
  - Plan to donate 1,000,000 masks to medical facilities and other organizations in Japan
  - Donated masks and hand sanitizer to charities in AEJ
- Launched virtual volunteer opportunities for our employees to support our charity partners

1. *Source: Dealogic*
2. *When employees make donations to NGOs, the company matches or adds to the total amount of employee donations.*

2

Executive summary (1/2)

NOMURA

FY2019/20 full year highlights

- **Net revenue: Y1,287.8bn (+15% YoY); Income before income taxes: Y248.3bn; Net income[1]: Y217.0bn; EPS[2]: Y66.20; ROE[3]: 8.2%**
  - Three segment income before income taxes of Y170.4bn represents strong rebound from pretax loss last year; Wholesale profitability improved significantly (A)
    - Wholesale net revenue increased 17% YoY driven by substantial growth in Fixed Income underpinned by an uptick in client activity and heightened volatility
    - Wholesale expenses declined 17% as we continued to focus on cutting costs, and the goodwill impairment charge[4] and one-off expenses related to the realignment of our business porfolio[5] booked last year were no longer present
  - Segment Other income before income taxes improved significantly: One-off expenses[6] booked last year no longer present; Contribution from gain on sale of Nomura Research Institute shares (Y73.3bn) (B)
- **Dividend per share: Year end Y5; Full year Y20**

	FY2018/19	FY2019/20	YoY
Net revenue	Y1,116.8bn	Y1,287.8bn	15%
Income (loss) before Income taxes	-Y37.7bn	Y248.3bn	-
Net income (loss)[1]	-Y100.4bn	Y217.0bn	-
EPS[2]	-Y29.92	Y66.20	-
ROE[3]	-	8.2%	-

Income (loss) before income taxes: Business segment results		FY2018/19	FY2019/20	YoY
Retail		Y49.5bn	Y49.4bn	-0.1%
Asset Management		Y34.2bn	Y28.8bn	-16%
Wholesale		-Y111.4bn	Y92.2bn	-
Subtotal	(A)	-Y27.7bn	Y170.4bn	-
Other	(B)	-Y2.8bn	Y99.2bn	-
Unrealized gain/loss on investments in equity securities held for operating purposes		-Y7.2bn	-Y21.3bn	-
Income (loss) before income taxes		-Y37.7bn	Y248.3bn	-

1. *Net income (loss) attributable to Nomura Holdings shareholders.* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period*
4. *Goodwill impairment charge (Y81.4bn) attributable to Wholesale is booked as Y81bn in Wholesale and Y0.4bn in segment Other in FY2018/19*
5. *One-off expenses related to revision of business portfolio(Y10.3bn) is booked as Y8.4bn in Wholesale and Y1.9bn in segment Other in FY2018/19 4Q*
6. *Legal expenses (Y31.8bn) related to legacy transactions and FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa (-Y7.0bn) are booked in FY2018/19*

3

FY2019/20 Factors behind changes in income (loss) before income taxes Changes from same period last year 1. American Century Investments 4 2. Goodwill impairment charge (Y81.4bn) attributable to Wholesale is booked as Y81bn in Wholesale and Y0.4bn in segment Other in FY2018/19

Global spread of coronavirus led to financial market turmoil Increased demand for safe assets, 10 year US Treasury yield US Stocks Plunge and Volatility Spikes hits historically low levels Equity Trading Volumes Jump in March Credit spreads widen sharply 5 Source: Nomura, based on Bloomberg data.

Executive summary (2/2)

NOMURA

FY2019/20 4Q highlights

- Solid business performance through to mid February, but global spread of coronavirus led to financial market turmoil and serious impact on real economy in March; **We focused on ensuring the functioning of the markets while placing the safety of our clients, communities, and employees first**

- **Net revenue: Y237.5bn (-29% QoQ); Loss before income taxes: Y24.7bn; Net loss[1] : Y34.5bn; EPS[2]: -Y11.31**
- **Amid historical market turmoil, three segment performance slowed QoQ but remained profitable**

Retail
- Prior quarter momentum continued through mid February, but investor sentiment worsened on market downturn in March
- Income before income taxes up QoQ on results of reformation of sales channels and robust equity trading

Asset Management
- Fifteenth straight quarter of inflows; AuM down approx. 10% due to market downturn
- Gain/loss of American Century Investments (-Y16.4bn) combined to weigh down Asset Management performance

Wholesale
- Heightened volatility and increased client activity led to Rates reporting strongest revenues since April 2010, while FX/EM and Cash Equities also had a strong quarter
- Booked unrealized loss of approx. Y35bn on loan-related positions[3]

- **Performance other than three segment declined, impacted by unrealized losses on securities**

Income (loss) before income taxes and net income (loss)[1]


Firmwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
13.6
5.2
0.5
-11.2
-76.2
-95.3
24.4
0.8
74.8
55.8
138.6
128.5
69.7
57.1
-24.7
-34.5
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q


Three segment income (loss) before income taxes
22.8
26.0
4.7
-81.3
46.3
34.2
70.2
19.8
Wholesale
Asset Management
Retail
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

1. *Net income (loss) attributable to Nomura Holdings shareholders.* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *This amount includes loss arising from valuation of changes to credit spread of counterparties for derivatives transactions and for uncollateralized derivatives (Y12bn)*

6

Overview of results Highlights (billions of yen, except EPS and ROE) FY2019/20 FY2019/20 QoQ YoY YoY 4Q Full year Net revenue 237.5 -29% -21% 1,287.8 15% Non-interest expenses 262.2 -1% -5% 1,039.6 -10% Income (loss) before income -24.7 — 248.3 -taxes Net income (loss)1 -34.5 — 217.0—EPS2 -Y11.31 — Y66.20—ROE3—8.2% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 7 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)		FY2019/20 4Q	QoQ	YoY	FY2019/20 Full Year	YoY
Net revenue	Retail	88.8	-1%	20%	336.4	-1%
	Asset Management (1)	7.0	-72%	-77%	92.6	-5%
	Wholesale (2)	145.9	-22%	3%	648.6	17%
	Subtotal	241.7	-20%	-2%	1,077.6	9%
	Other (3)	12.3	-66%	-76%	231.6	76%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-16.6	-	-	-21.3	-
	Net revenue	237.5	-29%	-21%	1,287.8	15%
Income (loss) before income taxes	Retail	18.4	4%	5.6x	49.4	-0.1%
	Asset Management (1)	-8.7	-	-	28.8	-16%
	Wholesale (2)	10.1	-77%	-	92.2	-
	Subtotal	19.8	-72%	4.2x	170.4	-
	Other (3)	-27.9	-	-	99.2	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-16.6	-	-	-21.3	-
	Income (loss) before income taxes	-24.7	-	-	248.3	-

Main impacts on 4Q results from March market downturn	(1)	Gain/loss of American Century Investments (-Y16.4bn)
	(2)	Unrealized loss on loan-related positions (approx. Y23bn) Loss arising from valuation of changes to credit spread of counterparties for derivatives transactions and for uncollateralized derivatives (approx. Y12bn)
Additional information related to 4Q "Other"	(3)	Loss related to economic hedging (-Y4.6bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y2.3bn) Unrealized loss on investments in Mebuki FG (-Y6.4bn)

8

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter						
	FY18/19	FY19/20	FY18/19	FY2019/20				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	339.5	**336.4**	74.2	80.6	76.9	90.0	**88.8**	-1%	20%
Non-interest expenses	290.0	**286.9**	70.9	72.5	71.6	72.4	**70.4**	-3%	-1%
Income before income taxes	49.5	**49.4**	3.3	8.1	5.3	17.6	**18.4**	4%	5.6x

Key points

Full year

- Net revenue: Y336.4bn (-1% YoY)
- Income before income taxes: Y49.4bn (-0.1% YoY)
  - Sales of stocks declined compared to last year which included large primary offerings, but sales of bonds and investment trusts increased, resulting in revenues roughly unchanged YoY

Fourth quarter

- Net revenue: Y88.8bn (-1% QoQ; +20% YoY)
- Income before income taxes: Y18.4bn (+4% QoQ; 5.6x YoY)
  - 3Q momentum continued until mid February, but investor sentiment dropped following the market downturn in March; Robust trading of stocks but sales of other products declined QoQ

Total sales[1]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q

Total sales[1] up 15% QoQ

- Stocks: +53% QoQ
  - Stronger sales of secondary stocks for both Japanese and foreign stocks
  - Subscriptions for primary stocks[2] declined 44% QoQ to Y28.4bn
- Investment trusts: -5% QoQ
  - Sales grew in January and February driven by US stock and tech-related products, but sales slowed in March on the market downturn
- Bonds: Y493bn; -22% QoQ
  - Sales of foreign bonds declined compared to last quarter which included strong contribution from primary transactions; Sales of JGBs for individual investors declined QoQ
- Sales of discretionary investments and insurance declined 30% QoQ

1. *Retail channels only.*
2. *Retail channels, Net & Call, Hotto Direct.*

9

Retail: Market downturn led to lower client assets, but inflows of cash and securities increased

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
31%
31%
31%
31%
30%
88.0
90.4
88.8
89.1
85.5
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q

	Mar 2020 / 4Q	Dec 2019 / 3Q
■ Recurring revenue	Y21.3bn	Y22.5bn
– Investment trust net inflows[1]	Y0.6bn	-Y110.5bn
– Discretionary investment net inflows[1]	-Y61.2bn	-Y61.8bn
■ Sales of insurance products[2]	Y46.6bn	Y64.8bn
■ Client franchise		
– Retail client assets	Y104.0trn	Y122.3trn
– Accounts with balance	5.32m	5.33m
– NISA accounts opened (accumulated)[3]	1.74m	1.73m
– Net inflows of cash and securities[4]	-Y559.6bn	Y256.4bn
– Inflows of cash and securities[2]	Y1,180.6bn	Y935.5bn

Investment trust and discretionary investment AuM



(trillions of yen)
Stock investment trusts + Foreign investment trusts
Discretionary investment
15.0
10.0
5.0
0.0
12.9
12.9
12.7
13.1
11.1
2.8
2.8
2.8
2.8
2.5
10.1
10.1
10.0
10.3
8.6
FY2018/19
FY2019/20
Mar
Jun
Sep
Dec
Mar

Inflows of cash and securities[2] (monthly average)



(billions of yen)
600
500
400
300
200
100
0
314.7
351.6
273.4
311.8
393.5
313.3
298.2
569.1
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q
Jan
Feb
Mar

1. Retail channels and Japan Wealth Management Group.
2. Retail channels only.
3. Includes Junior NISA.
4. Cash and securities inflows minus outflows, excluding regional financial institutions.

10

Asset Management Net revenue and income (loss) before income taxes1 Key points Full year ï® Net revenue: Y92.6bn (-5% YoY) ï® Income before income taxes: Y28.8bn (-16% YoY) – Solid underlying business performance with Y2trn of inflows for full year – American Century Investments (ACI) related revenue weighed down overall division net revenue Fourth quarter ï® Net revenue: Y7.0bn (-72% QoQ; -77% YoY)ï® Loss before income taxes: Y8.7bn—15 straight quarters of inflows, but AuM dropped approx. 10% due to market downturn in March; Asset management fees also declined QoQ- ACI mark-to-market loss also contributed to significant decline in net 2 revenue QoQ Assets under management (net) (trillions of yen) Investment trust business ï® Continued inflows into ETFs; AuM declined due to market factors (Mar: Y16.9trn, Market share3 45%)ï® Inflows through bank channel and into DC pension funds, but outflows from fund wrap products and emerging market funds Investment advisory business and international business ï® In Japan, won foreign bond mandate from public pension fund and booked inflows; Internationally, redemptions of US high yield products led to outflows 1. This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI. 2. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square. 11 3. Source: The Investment Trusts Association, Japan.

Asset Management: Continued inflows into DC funds Nomura Asset Management public investment trust market Flow of funds1 share2 (billions of yen) Flow of funds in investment trust business1 AuM in defined contribution pension funds ïƒ¼ Defined contribution market continues to grow on shift from defined benefit pension plans to defined contribution ïƒ¼ Products aimed at supporting long-term asset formation matched to client risk appetite have contributed to AuM growth ïƒ¼ AuM topped Y1trn driven by ongoing inflows 1. Based on assets under management (net). 12 2. Source: The Investment Trusts Association, Japan.

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1, 2]

(billions of yen)	Full year		Quarter						
	FY18/19	FY19/20	FY18/19	FY2019/20				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	453.0	**562.9**	113.6	135.7	132.8	160.1	**134.3**	-16%	18%
Investment Banking	102.3	**85.7**	28.6	23.7	23.9	26.4	**11.6**	-56%	-59%
Net revenue	555.4	**648.6**	142.2	159.5	156.7	186.5	**145.9**	-22%	3%
Non-interest expenses	666.8	**556.4**	155.3	139.5	137.8	143.3	**135.8**	-5%	-13%
Net income (loss) before income taxes	-111.4	**92.2**	-13.0	20.0	18.9	43.2	**10.1**	-77%	-

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
42.3
31.6
25.0
43.3
59.3
29.4
24.0
46.8
51.0
28.2
26.3
51.1
73.6
36.9
22.4
53.7
54.8
12.1
21.6
57.5
Americas
EMEA
AEJ
Japan
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y648.6bn (+17% YoY)
- Income before income taxes: Y92.2bn
  - Global Markets net revenue increased 24% YoY driven by strong improvement in Fixed Income revenues mainly from Rates and AEJ FX/EM
  - Investment Banking revenues declined 16% YoY on lower fee pools and unrealized losses in loan-related positions due to downturn in credit market in March
  - Expenses declined 17%: Cost reductions progressing ahead of initial plan; Goodwill impairment charge [2] and restructuring costs related to realignment of business portfolio booked last year no longer present

Fourth quarter

- Net revenue: Y145.9bn (-22% QoQ; +3% YoY)
- Income before income taxes: Y10.1bn (-77% QoQ)
  - Macro trading businesses such as Rates and FX/EM reported significantly higher revenues QoQ, as did Cash Equities
  - Booked mark-to-market losses on loan-related positions due to March market dislocation (approx. Y35bn)[3]

Net revenue by region (QoQ; YoY)

- Japan: Y57.5bn (+7%; +33%)
  - Equities revenues increased on higher volatility and client activity
- Americas: Y54.8bn (-26%; +29%)
  - Rates and Cash Equities revenues increased, while Securitized Products and Equity Derivatives slowed
- AEJ: Y21.6bn (-4%; -14%)
  - FX/EM was robust, but Credit and Equity Derivatives revenues declined
- EMEA: Y12.1bn (-67%; -62%)
  - Unrealized losses in Credit and Financing businesses

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*
2. *Goodwill impairment charge (Y81.4bn) attributable to Wholesale is booked as Y81bn in Wholesale and Y0.4bn in segment Other in FY2018/19.*
3. *This amount includes loss arising from valuation of changes to credit spread of counterparties for derivatives transactions and for uncollateralized derivatives (approx. Y12bn)*

13

Wholesale: Global Markets

NOMURA

Net revenue



(billions of yen)
Equities
Fixed Income
113.6
45.6
68.0
135.7
53.3
82.5
132.8
55.6
77.2
160.1
60.3
99.7
134.3
56.3
78.0
QoQ -16%
YoY 18%
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q

FY2019/20 full year and 4Q net revenue by region



(billions of yen)
+24%
453.0
562.9
Americas
EMEA
AEJ
Japan
FY 18/19
FY 19/20

	YoY	QoQ		
	Global Markets	Global Markets	Fixed Income	Equities
Americas	↑	↓	↓	↓
EMEA	↓	↓	↓	↑
AEJ	↓	↘	↑	↓
Japan	↑	↑	↘	↑

⇄ 0% ~ ±5% ↗↘ ±5% ~ ±15% ↑↓ ±15% ~

Full year
- Fixed Income performance improved substantially and Equities revenues grew YoY as business portfolio realignment in April 2019 delivered results, and efficiently monetized client flows and market trend throughout the year

Fourth quarter
- Americas: In Fixed Income, Rates had a strong quarter, but mark-to-market losses were booked for Securitized Products inventory; Cash Equities reported stronger revenues, while Derivatives had a challenging quarter
- EMEA: In Fixed Income, mark-to-market losses booked in Credit and loans; Cash Equities reported higher revenues
- AEJ: In Fixed Income, FX/EM had a strong quarter; In Equities, Derivatives performance declined
- Japan: In Fixed Income, Rates and FX/EM had a solid quarter, but Credit slowed; In Equities, both Cash and Derivatives reported revenue gains QoQ

Key points

Fourth quarter
- Net revenue: Y134.3bn (-16% QoQ; +18% YoY)
  - Fixed Income and Equities successfully leveraged increased client activities primarily in flow businesses although booked markdowns on loan-related positions amid March market dislocation (approx. Y25bn[1])

<u>Fixed Income</u>
- Net revenue: Y78bn (-22% QoQ; +15% YoY)
  - Macro reported significantly higher revenues QoQ driven by Rates in Americas and Japan, as well as FX/EM in AEJ, although significant spread widening in March led to mark-to-market losses in the portfolio particularly for loans

<u>Equities</u>
- Net revenue: Y56.3bn (-7% QoQ; +23% YoY)
  - Cash Equities had a strong quarter facilitating higher volumes on the back of the spike in volatility; Derivatives had a slower quarter in Americas and AEJ, partially offset by strong performance in Japan

1. *This amount includes loss arising from valuation of changes to credit spread of counterparties for derivatives transactions and for uncollateralized derivatives (approx. Y12bn)*

14

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)



28.6
23.7
23.9
26.4
11.6
QoQ -56%
YoY -59%
FY2018/19
FY2019/20
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y85.7bn (-16% YoY)
  - Revenues remained roughly flat YoY through to 3Q, but operating environment deteriorated from mid February due to market downturn

Fourth quarter

- Net revenue: Y11.6bn (-56% QoQ; -59% YoY)
  - IPOs and secondary offerings cancelled or postponed
  - Mark-to-market loss of approx. Y10bn booked on loan-related positions due to abrupt widening of credit spreads

Japan
- M&A revenues increased, but ECM and DCM declined QoQ
- Ranked #1 on Japan-related M&A and IPO league tables[1]

International
- EMEA and AEJ M&A revenues up QoQ on contributions from completed M&A transactions
- Unrealized losses booked in ALF in Americas and EMEA

Mandated on high-profile and cross-border deals

Legend: 1-3Q announced deals; 4Q announced deals; 4Q completed deals

Asia (incl. Japan)
- **Aisin Seiki** Subordinated Bond offering (Y200bn)
- **Quadrant Private Equity's** (Australia) acquisition of QMS Media (Australia) & Acquisition Financing (M&A: AUD 574m / ALF: AUD 460m)
- **Sansan** IPO (Y38.9bn)
- **Nippon Paint Holdings'** acquisition of DuluxGroup (Australia) (AUD 4.0bn)

EMEA / Asia cross-border
- **Tokai Carbon's** acquisition of COBEX (Germany) (€822m)
- **Grifols'** (Spain) strategic alliance with Shanghai RAAS (China) ($5.4bn)
- **Banque Federative du Credit Mutuel** (France) Samurai Bond (Y130bn)

Americas / Asia cross-border
- Add-on sale of stocks of **Tetra Therapeutics'** (US) to Shionogi (Undisclosed)
- **Woori Bank** (South Korea) USD denominated Additional Tier1 Bond ($550m)

- **Recruit Holdings** Global PO (Y374.1bn)

EMEA
- **TDR Capital** (UK) owned **Stonegate Pub's** (UK) acquisition of Ei Group (UK) & Acquisition Financing (M&A: £3.3bn / ALF: £2.8bn)
- **STADA Arzneimittel's** (Germany) acquisition of portfolio in Russia-CIS from Takeda Pharmaceutical & Acquisition Financing (M&A: $660m / ALF: €860m)

EMEA / Americas cross-border
- Refinancing of **Informatica** (US) Term Loans ($2.7bn)
- Financing for **Digital Colony's** (US) acquisition of Zayo Group(US) ($6.4bn)

Americas
- Refinancing of **BJ's Wholesale Club's** (US) Term Loans ($1.3bn)
- **Everbridge** (US) CB ($450m)

1. Source: Refinitiv, Apr. 2019 – Mar. 2020

15

Non-interest expenses Full year Quarter Key points Full year ï® Non-interest expenses: Y1,039.6bn (-10% YoY) – Compensation and benefits (-4% YoY)ïƒ¼ One-off expenses related to business portfolio realignment booked last year (Y10.3bn) no longer presentïƒ¼ Bonus provisions increased in line with pay for performance; Cost reduction initiatives led to lower fixed costs – Non-personnel expenses (-15% YoY)ïƒ¼ One-off expenses1 booked last year no longer present Fourth quarter ï® Non-interest expenses: Y262.2bn (-1% QoQ) – Compensation and benefits (-19% QoQ)ïƒ¼ Bonus provisions contained in line with pay for performance – Commissions and floor brokerage (+28% QoQ)ïƒ¼Commissions increased in line with trading volume – Occupancy and related depreciation (+18% QoQ)ïƒ¼ Accelerated depreciation of certain equipment attached to buildings – Other expenses (+26% QoQ)ïƒ¼ Increased provisions for loan related positions due to March market downturn 1. Goodwill impairment charge (Y81.4bn) attributable to Wholesale, legal expenses (Y31.8bn) related to legacy transactions and FX translation adjustment due to progress in winding up subsidiary in Middle East & 16 North Africa (-Y7.0bn) were booked in FY2018/19

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2019	Dec 2019	Mar 2020
■ Total assets	Y41.0trn	Y46.2trn	Y44.0trn
■ Shareholders' equity	Y2.6trn	Y2.7trn	Y2.7trn
■ Gross leverage	15.6x	17.1x	16.6x
Net leverage[1]	9.0x	9.9x	10.6x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.7trn	Y0.7trn
■ Liquidity portfolio	Y4.9trn	Y5.3trn	Y5.4trn

(billions of yen)

Basel 3 basis	Mar 2019	Dec 2019	Mar 2020[2]
Tier 1 capital	2,606	2,701	2,568
Tier 2 capital	46	46	31
Total capital	2,652	2,747	2,599
RWA	14,252	14,028	15,608
Tier 1 capital ratio	18.2%	19.2%	16.4%
CET 1 capital ratio[3]	17.1%	18.0%	15.3%
Consolidated capital adequacy ratio	18.6%	19.5%	16.6%
Consolidated leverage ratio[4]	5.03%	4.84%	4.70%
HQLA[5]	Y4.3trn	Y4.1trn	Y4.2trn
LCR[5]	198.4%	192.3%	201.1%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
17.1%
16.9%
17.3%
18.0%
15.3%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2018/19
FY2019/20
Mar
Jun
Sep
Dec
Mar

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
22%
24%
24%
26%
28%
30%
20%
10%
0%
FY2018/19
FY2019/20
Mar
Jun
Sep
Dec
Mar

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *March 2020 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

17

Funding and liquidity 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 18 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet Consolidated balance sheet 20 1. Including securities pledged as collateral.

Value at risk

Definition From April 1, 2019, to March 31, 2020 (billions of yen)- 99% confidence level- Maximum: 32.9- 1-day time horizon for outstanding portfolio- Minimum: 3.6- Inter-product price fluctuations considered- Average: 6.7

Consolidated financial highlights Full year Quarter 22 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter

Main revenue items Full year Quarter Commissions Fees from investment banking Asset management and portfolio service fees

Consolidated results: Income (loss) before income taxesby segment and regionAdjustment of consolidated results and segment results: Income (loss) before income taxes Full year Quarter Geographic information: Income (loss) before income taxes1 Full year Quarter 1. Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2020). Nomura’s revenues and expenses are allocated based on the country of domicile of the 25 legal entity providing the service. This information is not used for business management purposes.

Segment “Other” Income (loss) before income taxes Full year Quarter

Retail related data (1) Full year Quarter 27 1. Excluding former Net & Call.

Retail related data (2) Retail client assets 28 1. Including CBs and warrants. 2.                Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 29

Retail related data (4) Number of accounts New Individual accounts / IT share1 Full year Quarter 30 1. Ratio of cash stocks traded via Online Services.

Asset Management related data (1) Full year1 Quarter1 Assets under management by company 1. This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI. 2. Total assets under management for Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square. 31 3. Net after deducting duplications from assets under management (gross).

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter Domestic public investment trust market and Nomura Asset Management market share2 1. Based on assets under management (net).                32 2. Source Investment Trusts Association, Japan.

Asset inflows/outflows by business1

Full year Quarter

FY2019120

(billionsor yen) 1Q 2Q 3Q 4Q

Investment trusts business 2,187 1,788 503 672 259 296 560

of which ETFs 2.531 2,.133 483 642 246 115 1.130

Investment advisory business 20 302 109 ·164 121 198 146

Total net asset inflow 2,207 2,090 612 508 381 494 707

-- -- --

Domestic public investment trust market and Nomura Asset Management market share2 yen) FY2018/19 1 FY2019120 FY2019120

(trillions of I

Mar Mar Jun Sep Dec Mar

Domestic public stock •nvestment trusts

Market 101.5 93.9 101.5 101 9 104.3 109.9 93.9

Nomuia Asset Management share {%) 26% 26% 26% 26% 26% 26% 26% Domestic public bond investment trusts Market 11.6 12.5 11.6 11.7 11.9 13.3 12.5 Nomura Asset Management share {%) 45% 44% 45% 44% 44% 44% 44%

ETF

Market 37.4 37.6 37.4 38.2 39.9 43.3 37.6 Nomura Asset Management share {%) 45% 45% 45% 45% 45% 45% 45°/o

Wholesale related data

Full year Quarter

(billions of yen)

Net revenue 555.4 648.6 142.2 159.5 156.7 186.5 145.9 -21.11% 2.6% Non-interest expenses 666.8 556.4 155.3 139.5 137.8 143.3 135.8 -5.2% -12.5% Income Qoss} before income taxes ·111.4 92.2 -13.0 20.0 18.9 43.2 10.1 -76.6%

Breakdown of Wholesale revenues1

Full year Quarter

(billions of yen)

FY2018/19 FY2019/20 1Q 4Q aoa YoY

40

FIXed Income 232.8 337.5 68 0 82.5 78.0 -21.8% 14.7% Equities 220.2 225.4 45.6 53.3 56.3 -6.8% 23.5% Global Markets 453.0 562.9 113.6 1357 132.8 160.1 134.3 -16.1% 18.2% Investment Banking 102.3 85.7 28.6 23.7 23.9 26.4 11.6 -56.0% -59.4% Net revenue 555.4 648.6 142.2 159.5 156.7 186.5 145.9 -21.8% 2.6%

1. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale 33 segment.

Number of employees 34 1. Includes Powai office in India.

Full year Quarter

(billions of yen)

Net revenue 555.4 648.6 142.2 159.5 156.7 186.5 145.9 -21.11% 2.6% Non-interest expenses 666.8 556.4 155.3 139.5 137.8 143.3 135.8 -5.2% -12.5% Income Qoss} before income taxes ·111.4 92.2 -13.0 20.0 18.9 43.2 10.1 -76.6%

Breakdown of Wholesale revenues1

Full year Quarter

(billions of yen)

FY2018/19 FY2019/20 1Q 4Q aoa YoY

40

FIXed Income 232.8 337.5 68 0 82.5 78.0 -21.8% 14.7% Equities 220.2 225.4 45.6 53.3 56.3 -6.8% 23.5% Global Markets 453.0 562.9 113.6 1357 132.8 160.1 134.3 -16.1% 18.2% Investment Banking 102.3 85.7 28.6 23.7 23.9 26.4 11.6 -56.0% -59.4% Net revenue 555.4 648.6 142.2 159.5 156.7 186.5 145.9 -21.8% 2.6%

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